Exhibit 23.1
Consent of Independent Auditors
We consent to the use of our report dated May 7, 2010, with respect to the consolidated balance sheets of Advisory Research Holdings, Inc. and Subsidiaries (A Delaware Corporation) as of December 31, 2009 and 2008, and the related statements of income, stockholder’s deficit, and cash flows for the years then ended, and to the use of our report dated April 24, 2009, with respect to the consolidated balance sheets of Advisory Research Holdings, Inc. and Subsidiaries (A Delaware Corporation) as of December 31, 2008 and 2007, and the related statements of income, stockholder’s deficit, and cash flows for the years then ended, included in this Form 8-K/A filed May 7, 2010.

Certified Public Accountants
/s/ Topel Forman L.L.C.

Chicago, Illinois
May 7, 2010